Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SECURES SALE AND LEASEBACK AGREEMENT FOR THIRD NEWBUILD LR2 AFRAMAX TANKER

ATHENS, GREECE, March 6, 2025 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has entered into a sale and leaseback agreement with an unaffiliated third party for a previously announced newbuild LR2 Aframax tanker vessel (the “Vessel”). This concludes the financing for all three newbuilding LNG-ready, scrubber-fitted LR2 product/crude oil tanker vessels of approximately 114,000 dwt each expected to be delivered to the Company in August and September 2025, and January 2026.

The bareboat financing amount totals US$45 million. As part of this agreement, the Vessel will be sold and then chartered back to the Company on a bareboat basis for an eight-year period starting from delivery from the shipyard. The bareboat charter includes 96 monthly installments at a fixed rate of US$6,850 per day plus a variable rate calculated monthly at an implied interest rate of SOFR plus 2.05% per annum. Additionally, a balloon payment of approximately US$25 million will be due together with the last installment. The Company has continuous options to repurchase the Vessel at predetermined rates following the second anniversary of the bareboat charter.

As previously announced on March 12, 2024, all three newbuilding LR2 Aframax tankers have been chartered to Clearlake Shipping Pte Ltd. for a period of five years, upon delivery of the Vessel, at a rate of US$31,000 per day and an option to extend for a 6th and 7th year at a base rate plus profit sharing if declared at that time by the charterer.

Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We have managed to secure attractive financing for all three newbuild LR2 Aframax tankers, well in advance of their respective delivery dates. The aggregate bareboat financing amount of US$134.6 million represents approximately 70% of the total shipbuilding contract cost of US$192.9 million, covering almost all of the US$138.4 million remaining installments due to the shipyard. The daily all in cashflow breakeven rate, including lease payments, is estimated at about US$25,000 per newbuild tanker, well below the US$31,000 daily charter rate secured for the first five years. We remain committed to a prudent gradual fleet renewal program that, upon delivery of all three newbuild LR2 Aframax tankers as of January 2026, will reduce the fleet average age from 14 to 10 years.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas or related regional conflicts, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.